UPSTREAM BIOSCIENCES INC.

Suite 100 - 570 West 7th Avenue

Vancouver, British Columbia

Canada V5Z 4S6

Telephone No.: 604.707.5800

August 31, 2006

VIA EDGAR AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	Amanda Sledge
Analyst

Dear Sirs/Mesdames:

Re: Upstream Biosciences Inc. (the “Company”)

                              The Company writes this letter in connection with its response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated August 16, 2006 with respect to the Form 8-K filed on August 14, 2006.

Accordingly, the Company acknowledges and confirms that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

UPSTREAM BIOSCIENCES INC.

/s/ Joel Bellenson

Joel Bellenson

Chief Executive Officer

D/CZM/895037.1